# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kailera Therapeutics, Inc., CIK 0002096997
CUSIP: 482931102
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 180 Third Avenue, 4th Floor, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002080343

## Reporting persons
- Jiangsu Hengrui Pharmaceuticals Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 11,511,853; shared voting power 0; sole dispositive power 11,511,853; shared dispositive power 0; aggregate amount beneficially owned 11,511,853 (8.9% of the class)
  Comment: Note to Item 9: Represents 11,511,852 shares of Common Stock held by Jiangsu Hengrui Pharmaceuticals Co., Ltd. and 1 share of Common Stock held by Hengrui (USA) Ltd. Hengrui (USA) Ltd. is a wholly-owned subsidiary of Jiangsu Hengrui Pharmaceuticals Co., Ltd.
  
  Note to Item 11: This percentage is calculated based on 129,537,314 shares of Common Stock issued and outstanding, as reported by the Issuer in its prospectus relating to its initial public offering (after giving effect to the full exercise of the underwriters' option to purchase additional shares), filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on April 17, 2026.

## Item 1. Issuer
Name of issuer: Kailera Therapeutics, Inc.
Address of issuer's principal executive offices: 180 Third Avenue, 4th Floor Waltham, MA, 02451

## Item 2. Person Filing
Name of person filing: Jiangsu Hengrui Pharmaceuticals Co., Ltd.
Address of principal business office or, if none, residence: No. 7 Kunlunshan Road, Economic and Technological Development Zone, Lianyungang, Jiangsu
Citizenship: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 11,511,853 shares of Common Stock
Percent of class:
8.9%

This percentage is calculated based on 129,537,314 shares of Common Stock issued and outstanding, as reported by the Issuer in its prospectus relating to its initial public offering (after giving effect to the full exercise of the underwriters' option to purchase additional shares), filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on April 17, 2026.
Sole power to vote or to direct the vote: 11,511,853
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,511,853
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jiangsu Hengrui Pharmaceuticals Co., Ltd.: /s/ Lau Kin Chun, Lau Kin Chun, Chief Financial Officer (08/05/2026)